Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$31,252	$99,840	$18,587
Trade receivables, net	23,997	26,548	35,162
Other accounts receivables	6,884	4,392	8,872
Inventories	73,029	48,163	67,423
Total Current Assets	135,162	178,943	130,044

Non-Current Assets
Property, plant and equipment, net	25,898	25,856	26,307
Right-of-use assets	2,793	3,361	3,092
Intangible assets, Goodwill and other long-term assets	148,620	3,380	153,663
Contract assets	7,164	4,987	5,561
Total Non-Current Assets	184,475	37,584	188,623
Total Assets	$319,637	$216,527	$318,667
Liabilities
Current Liabilities
Current maturities of bank loans	$4,444	$52	$2,631
Current maturities of lease liabilities	1,004	1,181	1,154
Current maturities of other long term liabilities	25,095	-	17,986
Trade payables	30,619	19,010	25,104
Other accounts payables	7,948	6,346	7,142
Deferred revenues	40	-	40
Total Current Liabilities	69,150	26,589	54,057

Non-Current Liabilities
Bank loans	14,074	-	17,407
Lease liabilities	2,414	3,283	3,160
Contingent consideration	20,705	-	21,995
Other long-term liabilities	39,915	-	43,929
Deferred revenues	15	3,575	15
Employee benefit liabilities, net	813	1,467	1,280
Total Non-Current Liabilities	77,936	8,325	87,786

Shareholder’s Equity
Ordinary shares	11,732	11,720	11,725
Additional paid in capital net	210,355	210,005	210,204
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(257)	35	54
Capital reserve from share-based payments	5,427	4,817	4,643
Capital reserve from employee benefits	212	(320)	(149)
Accumulated deficit	(51,428)	(41,154)	(46,163)
Total Shareholder’s Equity	172,551	181,613	176,824
Total Liabilities and Shareholder’s Equity	$319,637	$216,527	$318,667

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2022	2021	2022	2021	2021
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$67,198	$57,316	$25,580	$17,123	$75,521
Revenues from distribution	16,702	14,857	6,637	5,911	28,121

Total revenues	83,900	72,173	32,217	23,034	103,642

Cost of revenues from proprietary products	37,856	35,605	13,151	12,078	48,194
Cost of revenues from distribution	14,632	12,835	6,196	5,226	25,120

Total cost of revenues	52,488	48,440	19,347	17,304	73,314

Gross profit	31,412	23,733	12,870	5,730	30,328

Research and development expenses	10,181	7,909	3,118	2,545	11,357
Selling and marketing expenses	10,435	3,803	3,843	1,256	6,278
General and administrative expenses	9,481	8,803	3,165	2,691	12,636
Other expenses	801	612	182	42	753
Operating income (loss)	514	2,606	2,562	(804)	(696)

Financial income	32	277	29	68	295
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	756	74	163	(48)	(207)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(5,924)	-	(2,049)	-	(947)
Financial expenses	(583)	(178)	(211)	(61)	(330)
Income before tax on income	(5,205)	2,779	494	(845)	(1,885)
Taxes on income	60	-	10	-	345

Net Income (loss)	$(5,265)	$2,779	$484	$(845)	$(2,230)

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(830)	25	(46)	68	185
Net amounts transferred to the statement of profit or loss for cash flow hedges	519	(347)	231	(91)	(488)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	361	-	(59)	-	171
Total comprehensive income (loss)	$(5,215)	$2,457	$610	$(868)	$(2,362)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$(0.12)	$0.06	$0.01	$(0.02)	$(0.05)
Diluted net earnings per share	$(0.12)	$0.06	$0.01	$(0.02)	$(0.05)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2022 (audited)	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	(5,265)	(5,265)
Other comprehensive income (loss)	-	-	-	(311)	-	361	-	50
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(311)	-	361	(5,265)	(5,215)
Exercise and forfeiture of share-based payment into shares	7	151	-	-	(151)	-	-	7
Cost of share-based payment	-	-	-	-	935	-	-	935
Balance as of September 30, 2022	$11,732	$210,355	$(3,490)	$(257)	$5,427	$212	$(51,428)	$172,551

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2021 (audited)	$11,706	$209,760	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	2,779	2,779
Other comprehensive income (loss)	-	-	-	(322)	-	-	-	(322)
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(322)	-	-	2,779	2,457
Exercise and forfeiture of share-based payment into shares	14	245	-	-	(245)	-	-	14
Cost of share-based payment	-	-	-	-	504	-	-	504
Balance as of September 30, 2021	$11,720	$210,005	$(3,490)	$35	$4,817	$(320)	$(41,154)	$181,613

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of July 1, 2022	$11,731	$210,319	$(3,490)	$(442)	$5,097	$271	$(51,912)	$171,574
Net income	-	-	-	-	-	-	484	484
Other comprehensive income (loss)	-	-	-	185	-	(59)	-	126
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	185	-	(59)	484	610
Exercise and forfeiture of share-based payment into shares	1	36	-	-	(36)	-	-	1
Cost of share-based payment	-	-	-	-	366	-	-	366
Balance as of September 30, 2022	$11,732	$210,355	$(3,490)	$(257)	$5,427	$212	$(51,428)	$172,551

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2021	$11,716	$209,942	$(3,490)	$58	$4,746	$(320)	$(40,309)	$182,343
Net income	-	-	-	-	-	-	(845)	(845)
Other comprehensive income (loss)	-	-	-	(23)	-	-	-	(23)
Taxes effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(23)	-	-	(845)	(868)
Exercise and forfeiture of share-based payment into shares	4	63	-	-	(63)	-	-	4
Cost of share-based payment	-	-	-	-	134	-	-	134
Balance as of September 30, 2021	$11,720	$210,005	$(3,490)	$35	$4,817	$(320)	$(41,154)	$181,613

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of January 1, 2021 (audited)	$11,706	$209,760	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	(2,230)	(2,230)
Other comprehensive income (loss)	-	-	-	(303)	-	171	-	(132)
Taxes effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(303)	-	171	(2,230)	(2,362)
Exercise and forfeiture of share-based payment into shares	19	444	-	-	(444)		-	19
Cost of share-based payment	-	-	-	-	529		-	529
Balance as of December 31, 2021	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income (loss)	$(5,265)	$2,779	$484	$(845)	$(2,230)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	9,143	3,612	3,055	1,240	5,609
Financial expenses (income), net	5,719	(173)	2,068	41	1,189
Cost of share-based payment	935	504	366	134	529
Taxes on income	60	-	10	-	345
Change in employee benefit liabilities, net	(106)	61	(10)	38	45
	15,751	4,004	5,489	1,453	7,717
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	10,744	(4,446)	(6,358)	1,200	(12,861)
Decrease (increase) in other accounts receivables	2,917	1,556	844	(73)	(1,634)
Decrease (increase) in inventories	(5,606)	(5,963)	(8,509)	(3,562)	(2,373)
Decrease (increase) in deferred expenses	(2,596)	(4,759)	(2,112)	(2,397)	(6,883)
Increase (decrease) in trade payables	5,895	2,725	13,738	1,586	7,917
Increase (decrease) in other accounts payables	566	(1,482)	2,083	(683)	(392)
Decrease in deferred revenues	-	1,550	-	550	1,815
	11,920	(10,819)	(314)	(3,379)	(14,411)
Cash received (paid) during the period for:

Interest paid	(550)	(139)	(170)	(32)	(228)
Interest received	15	357	12	140	375
Taxes paid	(27)	(32)	(9)	(9)	(42)
	(562)	186	(167)	99	105

Net cash provided by (used in) operating activities	$21,844	$(3,850)	$5,492	$(2,672)	$(8,819)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$-	$39,083	$-	$36,116	$39,083
Purchase of property and equipment and intangible assets	(2,807)	(2,986)	(1,616)	(1,523)	(3,730)
Business combination	-	(1,404)	-	-	(96,403)
Net cash provided by (used in) investing activities	(2,807)	34,693	(1,616)	34,593	(61,050)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	7	14	1	4	19
Receipt of long-term loans	-	-		-	20,000
Repayment of lease liabilities	(842)	(903)	(269)	(308)	(1,221)
Repayment of long-term loans	(1,517)	(221)	(1,116)	(15)	(205)
Repayment of other long-term liabilities	(4,120)	-	(877)	-	-
Net cash provided by (used in) financing activities	(6,472)	(1,110)	(2,261)	(319)	18,593

Exchange differences on balances of cash and cash equivalent	100	(90)	(296)	(178)	(334)

Increase (decrease) in cash and cash equivalents	12,665	29,643	1,319	31,424	(51,610)

Cash and cash equivalents at the beginning of the period	18,587	70,197	29,933	68,416	70,197

Cash and cash equivalents at the end of the period	$31,252	$99,840	$31,252	$99,840	$18,587

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$526	$769	$230	$181	$845
Purchase of property and equipment and Intangible assets	$134	$352	$134	$352	$1,001

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028.

In November 2021, the Company acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products from Saol Therapeutics (“Saol”). The acquisition of this portfolio furthers the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., will be responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 of the Company’s annual financial statements as of December 31, 2021.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Pursuant to an agreement with Takeda, the Company terminated the production and sale of GLASSIA to Takeda during 2021 resulting in a significant reduction in revenues. Takeda initiated its own production of GLASSIA for the U.S. market. Commencing 2022, Takeda pays royalties to the Company at a rate of 12% on GLASSIA’s net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually. Refer to Note 19 of the Company’s annual financial statements as of December 31, 2021.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

i.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“IAS 1 Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current. IAS 1 Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus, for example, according to the IAS 1 Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the IAS 1 Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The IAS 1 Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. IAS 1 Amendment is applicable retrospectively, including an amendment to comparative data.

The Company believes that the adoption of IAS 1 Amendment will not have an effect on its financial statements.

ii.	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“IAS 12 Amendment”)

IAS 12 Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

IAS 12 Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted. Earlier application is permitted.

The Company has not yet commenced examining the effects of applying IAS 12 Amendment on the financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:- Significant events in the reporting period

i	Grant of options to the purchase ordinary shares of the Company to employees, executive officers, CEO and Board of Directors members

On February 28, 2022, the Company’s Board of Directors approved the grant of options to purchase up to 1,327,500, 400,000 and 270,000 ordinary shares of the Company to employees and executive officers, CEO and Board of Directors members, respectively.

As of September 30, 2022, the Company granted, out the above mentioned, to employees and executive officers total of:

-

Under the Israeli Share Option Plan:

On February 28, 2022, 1,105,100 options to purchase the ordinary shares of the Company, at an exercise price of NIS 19.36 (USD 5.97) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $2,222 thousands.

On March 01, 2022, 10,000 options to purchase the ordinary shares of the Company, at an exercise price of NIS 19.54 (USD 6.04) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $21 thousands.

On March 13, 2022, 15,000 options to purchase the ordinary shares of the Company, at an exercise price of NIS 18.92 (USD 5.80) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $29 thousands.

On May 01, 2022, 18,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.64 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $40 thousands

The grant of options to the CEO and the Board of Directors members are subject to the approval of the General Meeting of Shareholders that is expected to take place during December 2022

-

Under the US Share Option Plan:

On February 28, 2022, 23,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.10 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $49 thousands.

On March 01, 2022, 18,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.06 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $41 thousands.

On March 15, 2022, 60,000 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.88 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $135 thousands.

On July 16, 2022, 60,000 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.04 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $119 thousands.

On September 01, 2022, 18,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.16 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $36 thousands.

-	On August 23, 2022, the Company’s Board of Directors approved the grant of 79,300 options to purchase the ordinary shares of the Company:

Under the Israeli Share Option Plan:

51,200 options to purchase the ordinary shares of the Company, at an exercise price of NIS 17.18-17.41 (USD 5.27-5.31) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $89 thousands.

Under the US Share Option Plan:

28,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.36 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $59 thousands.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:- Significant events in the reporting period (cont.)

ii	Labor strike at the Company’s manufacturing plant at Beit Kama, Israel

-

On April 26, 2022, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee elected to declare a labor strike in the Beit Kama plant.

On July 15, 2022, the Company, the Employees’s Committee, and the Histadrut, signed a new collective agreement detailing the understandings reached between the parties. The agreement will be effective through the end of 2029, while certain economic terms may be renegotiated by the parties following the lapse of the first four years of the term of the agreement. As a result of execution of the agreement the labor strike ended, and the unionized employees returned to work at the Beit Kama production facility.

As a result of the labor strike, the Company recorded, during the second quarter and the Third quarter of 2022, a loss of $3,342 and $917 thousand respectively recorded in the cost of revenues from proprietary products and was comprised of $3,082 and $917 thousands of overhead cost charges due to lower than standard production level in the second quarter and the third quarter respectively and $260 thousands in the second quarter due to loss of in-process materials.

iii	Increase in the yield of high-quality corporate bonds

As of September 30, 2022, there was an increase, compared to December 31, 2021, in the yield of high-quality corporate bonds which effect the discount rate of defined benefit obligations.

The effect of the changes in the aforementioned discount rate resulted in a reduction in the employee benefit liability, net as of September 30, 2022, in relation to December 31, 2021, in the amount of $361 thousand which were recognized against other comprehensive income in the Nine-month period that ended on September 30, 2022.

iv	During May 2022, the Company terminated a distribution agreement with a third-party engaged to distribute the Company’s proprietary products in Russia and Ukraine (the “Distributor”), and a power of attorney granted, in connection with such distribution agreement, to an affiliate of the Distributor (the “Affiliate). On July 18, 2022, the Affiliate notified the Company of the filing of a request for a conciliation hearing with the Court in Geneva relying on the terminated power of attorney and seeking damages for the alleged inability to sell the remaining product inventory previously acquired from the Company and compensation for the lost customer base. The purpose of a conciliation hearing is to explore the possibility of an out-of-court settlement and not to address the merits of the claims. The outcome of such hearing is not binding. Nonetheless, the conciliation request has not yet been formally served upon the Company, which is a procedural request to proceed with the hearing. At this stage, it is not possible to assess the prospects and scope of any claims against the Company and any potential liabilities as such conciliation request is an initial procedure and the claims are not fully substantiated. The Company intends to vigorously defend itself against any claims if and when they arise from these matters.

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, lessening sales and distribution of plasma-derived protein therapeutics

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2022
Revenues	$67,198	$16,702	$83,900
Gross profit	$29,342	$2,070	$31,412
Unallocated corporate expenses			(30,898)
Finance expenses, net			(5,719)
Income before taxes on income			$(5,205)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2021
Revenues	$57,316	$14,857	$72,173
Gross profit	$21,711	$2,022	$23,733
Unallocated corporate expenses			(21,127)
Finance expenses, net			173
Income before taxes on income			$2,779

	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2022
Revenues	$25,580	$6,637	$32,217
Gross profit	$12,429	$441	$12,870
Unallocated corporate expenses			(10,308)
Finance expenses, net			(2,068)
Income before taxes on income			$494

	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2021
Revenues	$17,123	$5,911	$23,034
Gross profit	$5,045	$685	$5,730
Unallocated corporate expenses			(6,534)
Finance expenses, net			(41)
Income before taxes on income			$(845)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2021
Revenues	$75,521	$28,121	$103,642
Gross profit	$27,327	$3,001	$30,328
Unallocated corporate expenses			(31,024)
Finance expenses, net			(1,189)
Income before taxes on income			$(1,885)

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$52,866	$-	$52,866
Israel	3,631	16,702	20,333
Europe	2,192	-	2,192
Latin America	5,301	-	5,301
Asia	2,665	-	2,665
Others	543	-	543
	$67,198	$16,702	$83,900

	Nine months period ended September 30, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$39,265	-	$39,265
Israel	6,437	14,857	21,294
Europe	4,491	-	4,491
Latin America	5,255	-	5,255
Asia	1,753	-	1,753
Others	115	-	115
	$57,316	$14,857	$72,173

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Three months period ended September 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$20,597	$-	$20,597
Israel	1,377	6,637	8,014
Europe	750	-	750
Latin America	1,775	-	1,775
Asia	767	-	767
Others	314	-	314
	$25,580	$6,637	$32,217

	Three months period ended September 30, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$12,710	-	$12,710
Israel	849	5,911	6,760
Europe	1,097		1,097
Latin America	1,652		1,652
Asia	734		734
Others	81		82
	$17,123	$5,911	$23,034

	Year ended December 31, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$49,763	$-	$49,763
Israel	7,653	28,121	35,774
Europe	5,677	-	5,677
Latin America	9,127	-	9,127
Asia	3,167	-	3,167
Others	134	-	134
	$75,521	$28,121	$103,642

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2	Level 3
	U.S Dollars in thousands
September 30, 2022
Derivatives instruments	$-	$(180)	-
Contingent consideration	-	-	$(23,705)

September 30, 2021
Derivatives instruments	$-	$(40)	$-

December 31, 2021
Derivatives instruments	$-	$73	$-
Contingent consideration	$-	$-	$(21,995)

During the Nine months ended on September 30, 2022 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.